

June 30, 2011

<u>Via E-mail</u>
Bradley A. Ferguson
Chief Financial Officer
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

   Re: EarthLink, Inc.
     Registration Statement on Form S-4
     Filed June 17, 2011
     File No. 333-174950

Dear Mr. Ferguson:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts or circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that there are outstanding comments on your Form 10-K filed March 1, 2011 and Form 8-K filed June 16, 2011. Please be advised that we will not be in a position to declare the registration statement effective until all outstanding comments on those filings have been resolved.

2. We note that you are registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with an amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

3.   Please revise the cover page to disclose the following:

- Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and
- If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

        We note that these disclosures are provided in the Plan of Distribution section of the prospectus.

Incorporation of Certain Documents by Reference, page 132

4.   Please revise your reference to the quarterly report on Form 10-Q filed on May 4, 2011 to indicate that you are incorporating the report as amended by the current report on Form 8-K filed on June 16, 2011. Also, please incorporate by reference the current report on Form 8-K filed on May 20, 2011 or advise.

Undertakings, page II-28

5.   Please advise us as to why you have not included the undertaking required by Item 512(b) of Regulation S-K.

Exhibit 5.1

6.   We note the statement in this opinion that it has been prepared for the company's use in connection with the registration statement and "may not be relied upon for any other purpose." Please note that the investors in the offering should be able to rely on the legality opinion. Accordingly, please revise the legality opinion to eliminate language limiting the reliance of investors. Also, please revise, as necessary, the other legality opinions filed with the prospectus to ensure that they do not contain similar limiting language. For example, we note the statements in Exhibits 5.2 and 5.6 that the opinions are "solely for the benefit of the named addresses hereof" and "no other person may rely on the opinions expressed above for any other purpose or in any other context."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. In his absence, please contact me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        David M Carter, Esq.
        Troutman Sanders